FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 7, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

INVESTOR DAY GPA

GPA alimentando sonhos e vidas


fresquinho

DISCLAIMER

Statements contained in this release regarding the Company's business outlook, projections of operating / financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

OPENING
MARCELO PIMENTEL, CEO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. GRUPO ÉXITO
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. EXPANSION
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

TRANSACTION SCHEDULE

Grupo Éxito

SEP/2022	UNTIL DEC/2022	1Q23	2Q23
Announcement of the Preliminary Analysis by the Board of Directors	Transaction Preparation (Creditors' Validation, Approvals on the Transaction, ADR and BDR Listing, among others)	Approval Period by GPA Governance Bodies and Regulators (ADRs and BDRs)	Transaction Completion

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. **GRUPO ÉXITO**
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. EXPANSION
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

INVESTOR DAY GPA

GPA

GRUPO ÉXITO

CARLOS MARIO GIRALDO, CEO GRUPO ÉXITO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

Change in structure and increased float & shareholder´s base

GPA holds ~97% of Éxito



Market cap (COP$ B)
5.1
4.7
GPA
éxito

Current Éxito's share value clearly affected by low float (3.5%)

Px COP $3,620[1]
- 4.5x to 5.0x EV/EBITDA valuation (compared to materially higher historical levels with a float close to 45%)

ILLUSTRATIVE STEP PLAN

A Current capital structure[2]



Casino
Float
41%
59%
100%
GPA
(CBD)
GPA2
Empreendimentos E Participacoes Ltda
91.52%
Float 3.48%
5%
grupo éxito
100%
100%
62.5%
Libertad
Devoto
Disco

B Post-transaction structure



Casino
Float
41%
59%
New Float
GPA
(CBD)
~53%
~34%
~13%
grupo éxito
100%
100%
62.5%
Libertad
Devoto
Disco

HIGHLIGHTS

- Distribution of 83% Éxito shares currently held by GPA (96.52%) through ADRs & BDRs (both level II)
- Potential increase in Éxito: float to ~53% and shareholder base (by adding GPA base currently of ~ 60,000 holders)
- Potential value unlocking benefiting Éxito's shareholders from liquidity increase and market visibility

New float post spin-off ~53%



NYSE
20%
7%
74%
[B]³
bvc

Note: (1) Closing share price on november 30, 2022 (split on november 21, 2022 done at COP $3,510) (2) Capital structure as of september 30, 2022

Grupo Éxito investment highlights

Leading food retail platform in Colombia and Uruguay

- Leadership & Diversification
- Top-of-mind brands
- Strong cash flow generation

#1 multi-format food retailer in Colombia and Uruguay
Largest mall operator in Colombia[2]
Relevant growth opportunities

Innovation with new business models and format

- Formats: Éxito WOW, Carulla Fresh Market and Surtimayorista
- Private label: food & non-food

602 stores 9M22

Market Share



28%
43%
9%

Top omni-channel platform in LatAm (9.7%)[1]

- Solid platform
- High digital penetration
- Significant value upside from ongoing initiatives

USD$3.9B[3]
Net Revenue

USD$1.0B[3]
Gross Profit
margin 25.7%

Share on Sales[3]



8%
17%
75%

Asset and traffic monetization

- Viva I Real estate
- Puntos Colombia I Loyalty Program
- TUYA I Financial services

USD$340M[3]
Recurring EBITDA
margin 8.6%

USD$87M
NFD

Share on EBITDA[3]



20%
4%
76%

(1) Share on consolidated LTM sales (2) Leader in terms of sales (3) LTM figures, considering 4Q21, 1Q22, 2Q22 and 3Q22 results

ESG Strategy follow-up as of 9M22

ESG initiatives to generate value: economic growth, social development and environmental protection

Zero Malnutrition

Work towards the eradication of chronic child malnutrition in Colombia by 2030

- Work towards the eradication of chronic child malnutrition in Colombia by 2030
- 45,794 children benefited from nutrition and complementary programs
- 164,192 food packages delivered to children and their families

My Planet

- 14,000 tons of reduced CO_2 emissions (5%of total CO_2 footprint)
- 15,382 tons of material and 672 tons of recyclable material collected post-consumption
- 470,000 trees donated by customers, suppliers and employees

Sustainable Trade

- 100% cattle farms monitored by satellite for zero deforestation
- 90% of fruit and vegetables purchased locally

Governance & Integrity

- Ranked 8th as the Colombian company with the highest reputation standards according to Merco

Our People

- Celebration of ´ Diversity Month´ with over 30 activities

Healthy Lifestyle

- Elimination of over 30 ingredients from Taeq products as part of our commitment to consumers health

Expansion and innovation – Éxito WOW

Expansion opportunities with accretive contribution to EBITDA and mid-term returns

Total stores	éxito	210
Formats and value proposal	**Hyper, supermarkets & convenience stores** Value for money High quality customer service	
New model stores/format	éxito wow	26 (+6 QoQ)
Share on banner sales during 3Q	**33%** (+249bps QoQ)	
Sale increase vs. regular stores	**+26.8 p.p. after 24 months**	
ROI[1]	**54%**	


COCINA DE ME





"Where the protagonist is definitely not the format, the product or even price, but the customer" - **Laureano Turienzo** – President of the Spanish Retail Association


COCINA DE MERCADO



Figures as of September 30th, 2022. Note: (1) Return on investment (ROI) calculated as additional EBITDA/investment of 14 Wow stores with over 13 months of operation after reconversion in 2018 and 2019

Expansion and innovation – Éxito WOW


Galaxy




#COCKTAILS
BAR


LICORES


finlandek HOME
finlandek

Expansion and innovation – Carulla Fresh Market

Expansion opportunities with accretive contribution to EBITDA and mid-term returns

Total stores	Carulla **104**
Format and value proposal	**Supermarkets and convenience stores** Best in fresh-premium products Top experience
New model stores/format	Carulla FreshMarket **26 (+4 QoQ)**
Share on brand sales during 3Q	**53%** (+650 bps QoQ)
Sale increase vs. regular stores	**+11.8 p.p. after 24 months**
ROI[1]	**15%**



Green Market
Orgánico



Food Market



LOCAL





Figures as of September 30th, 2022. Note: (1) Return on Investment (ROI) calculated as additional EBITDA/investment of 12 Fresh Market stores with over 13 months of operations after conversion in 2018 and 2019

Expansion and innovation – Carulla Fresh Market



HEALTH AND BEAUTY


EMBOTELLAMIENTO
CERVEZAS DEL MUNDO
WHISKY

BEER


SOSTENIBLE
Recién horneado

Processes open to customer sight: Meat, deli, and prepared food



COFFEE

Expansion and Innovation – Surtimayorista

Expansion opportunities with accretive contribution to EBITDA and mid-term returns

Total stores	surti MAYORISTA * Economía para usted y su negocio **42**
Format and value proposal	**Low-cost stores** Where buying costs less High returns
New model stores/format	surti MAYORISTA **42 (+1 QoQ)**
Share on brand sales during 3Q	**5.4%** (+83 bps share on Colombia's sales QoQ)
Sale increase vs. regular stores	**2.3x after 24 months**
ROI[1]	**22%**


surti
MAYORISTA







Figures as of September 30th, 2022. Note: (1) Return on Investment (ROI) calculated as additional EBITDAR/investment of 18 Surtimayorista stores with over 13 months of operation after conversion in 2018 and 2019

Expansion and Innovation – Surtimayorista






$3.750




CARNE



Omnichannel strategy[1]

Leader in Colombia and LatAm with strong growth in sales and orders

Highlights 9M22	Total sales	Share of sales[2]	Orders
	COP $1.2B (+19.1% 9M21)	12.0% 9M22 (vs. 12.2% 9M21)	9.2M (+58.6% 9M22)

E-commerce
- ✓ **119 million** visits

Apps
- ✓ **1.1 million** downloads (+15% YTD)

Click & Collect
- ✓ **27%** on omni-channel GMV[3]

Last Mile & Home Deliveries
"Turbo" 10-minutes delivery **(37%** share of Rappi sales)

Marketplace
- ✓ **22% share** on omni-channel non-food GMV3
- ✓ **1,500 vendors**



Omnichannel sales (in COP M) as percentage of total sales
4.3%
12.6%
12.2%
12.0%
397,817
1,064,018
1,046,456
1,248,345
9M19
9M20
9M21
9M22

9M22 considering 1Q22, 2Q22 and 3Q22 results (1) Includes exito.com, marketplace, deliveries, shop&go, click&collect, digital catalogues and virtual B2B; (2) Adjusted to 2020 figures as virtual B2B was included; (3) GMV: Gross Merchandise Value

Solid and clear strategy to capture value from the traditional market

Strategies

Capturing sales from mom&pops

Market share (modern vs traditional)



53%
47%
Modern
Traditional

Expansion opportunity within traditional market

- USD 11 B
- +260,000 points of sale as potential clients

Allies

SURTIMAX: +USD 40 M sales

Super INTER: 1,585 allies

MiSurtii application

misurtii: +USD 20 M sales, +8,000 active clients

Cash and Carry Expansion

surti MAYORISTA – Economía para usted y su negocio

- 42 stores (~41k sqm)
- USD 135 M LTM sales
- 4.4% EBITDA
- 5.7% EBITDAR

Pricing strategy & innovation in formats

Portfolio of "Unbeatable" products & Acqua Project

Best prices in 190 subcategories

1. Build low price perception
2. SKUs & higher penetration

- +38% sales growth YTD
- 5.5% share on food sales
- -300 SKUs

Innovation in Formats

éxito: +26.8 p.p. of sales – Price & quality

Carulla: +11.8 p.p. of sales – Fresh & experience

Ongoing remodeling of Super Inter and Surtimax

Private label portfolio

Sales growth YTD

éxito	ekono	Frescampo	Carulla	Personal Choice
+40%	+41%	+20%	+42%	+11%

Last mile convenience

Orders 9.2 M
+58.6% 9M22

– Share

Alliance with Rappi Last Mile & Home

>USD 100 M
Positive margin contribution

"Turbo" 10-minute delivery

34.6% share of Rappi sales (+4.6 p.p vs 1Q22)

Complementary businesses – Traffic and asset monetization

Real Estate: hidden value in Éxito's valuation

Real Estate business

758,000 sqm GLA, 34 assets (568,000 sqm through Viva Malls SPV)



- ✓ **#1** shopping center operator in Colombia
- ✓ **VIVA Malls:** joint business with FIC1, 51% stake, 18 assets
- ✓ **VIVA Malls** accounted for **40% of other revenue**[2] and **13% of recurring EBITDA**[2] **on a consolidated basis 9M22**
- ✓ **Recurring EBITDA margin**[2] **of 59.6%**[3]
- ✓ Viva Malls valuation amounting to **COP$ 2.7 B, 1.5x book value** (considering an 8% to 9% cap rate)
- ✓ **Occupancy rate of 96.3%**[2] **(close to pre-COVID levels)**

GLA of main REITs in Colombia (000 sqm)[3]


1,148
758
429
299
pei
grupo éxito
CREDICORP capital
VISUM CAPITAL





(1) Fondo Inmobiliario Colombia; (2) Figures considering 9M22 results (3) Lower margin when compared to REITs, as our revenues include costs and expenses adjustments as per NIIF 15.

Complementary businesses – Traffic and asset monetization






Jeep




ROMERO

Complementary businesses – Traffic and asset monetization

Traffic monetization through financial services and loyalty program

Financial Retail

- **50/50 alliance with Bancolombia**
- **2.5 millions** cards in stock
- **Loan portfolio of COP $4.6 B** (+46%)
- TUYA valuation based on market benchmark estimated at **2x book value**
- Lower NPL 30 levels (single-digit)



Loyalty Program

- ✓ **+158 partner brands**
- ✓ **6.1 million** active clients[1] (+16.6%)
- ✓ **+26 million points** redeemed (30% in allies)
- ✓ **9M22 revenue of ~USD 46M**
- ✓ **Mid single-digit EBITDA margin**

PUNTOS® COLOMBIA


PUNTOS COLOMBIA
éxito

(1) Clients as of September 2022 with habeas data approval (constitutional right to protect. as per laws suit filed, a persons image, intimacy, honor, information, self-determination and freedom of information)

International operations: Uruguay and Argentina

Strategic investments from a diversified portfolio in the region

Highest market share in the most high-end market in LatAm

- ✓ **90 stores** with a total selling area of ~92,000 sqm
- ✓ **Most profitable operation** with an LTM EBITDA margin over 10%
- ✓ **Pioneered the Fresh Market concept** in the region, with a unique purchase experience
- ✓ **High cash generation**



Fresh Market

- **Format represents 51.4% of sales**
- **+8.9 p.p. above traditional stores**
- **23 stores**
- **Improved consumer trend**

Dual model Retail / Real Estate

- ✓ **25 stores** in 9 provinces in the country
- ✓ **Sales growth above inflation, positive EBITDA** and attractive asset hedge

Real Estate

- ✓ **3rd real estate player** in the country
- ✓ **15 shopping centers**
- ✓ **~170,000 sqm** of GLA
- ✓ **90.3% occupancy rate**
- ✓ High tenant sales level



Western region
2 assets
Northern region
6 assets
Central region
7 assets

Consolidated Financial Results | LTM - 3Q2022

Solid financial performance has favored positive cash flow to shareholders

Financial highlights (COP M)



Net Revenue (COP M)
15,293,083
15,735,839
16,922,385
16,024,729
+23%
19,665,696
2019
2020
2021
LTM 3Q21
LTM 3Q22



Recurring EBITDA (COP M)
1,279,782
1,271,861
1,535,403
1,427,194
+19%
1,693,716
2019
2020
2021
LTM 3Q21
LTM 3Q22



Net Income (COP M)
57,602
230,872
474,681
406,300
(4%)
389,405
2019
2020
2021
LTM 3Q21
LTM 3Q22

Cash Generation



CAPEX (COP 000 M)
366
233
550
358
366
2019
2020
2021
LTM 3Q21
LTM 3Q22



Holding Free Cash Flow[1] (COP 000 M)
150
405
301
255
2020
2021
LTM 3Q21
LTM 3Q22

LTM including 3Q22, 2Q22, 1Q22 and 4Q21 results (1) Holding: Almacenes Éxito

Grupo Éxito 2022E Outlook



- **Top line growth** benefited by **innovation, omni-channel and complementary businesses**
- **To maintain Recurring EBITDA levels at consolidated level** considering inflationary pressures on expenditure
- **Omni-channel** to represent **a high-single digit share on consolidates sales**
- Expansion[1] in Colombia of **60 to 70 stores** mostly in innovative formats, with additional sales area of around 35,000 sqm (including the acquisition agreement of furniture and rights over 5 commercial spaces in 2021 and 1 in 2022)
- **Sustainable cash flow generation to shareholders**
- **ESG efforts to focus on child nutrition** and on improving the sustainability of the **procurement chain**

(1) Expansion from openings, reforms, conversions and remodeling

VIDEO GPA

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. GRUPO ÉXITO
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. EXPANSION
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

INVESTOR DAY GPA

1Q22: CHALLENGING SCENARIO

Implementation of a turnaround plan to reverse trends



1Q22 VISION:

- Loss of market share
- Low NPS
- Delayed expansion plan
- High SG&A
- Low on-shelf availability
- High number of ongoing projects (+300)

PRIORITIES

With the onboarding of the new leadership, the scenario became clear regarding the company's new priorities:

- Focus on the company's cash generation
- Grow sales more than inflation
- Return to a profitable model

FOCUS

The vision to achieve this goes through:

- Focus on the group's most profitable formats (Pão de Açúcar and Minuto Pão de Açúcar)
- Sustainable growth on digital fronts
- The continuous growth of the Proximity Formats

NEW STRUCTURE

High-performance team in charge of the New GPA



Marcelo Pimentel
CEO

New Leadership:



Guillaume Gras
CFO



Fred Garcia
Proximity COO



Geraldo Monteiro
Supermarkets COO



Marcelo Rizzi
CTO



Joaquim Sousa
CCO



Mirella Gomiero
CHRO & Sustainability



Laurent Cadillat
CAO



Natalia Innocenzi
Expansion Director



Camila Melo
Audit Director

NEW GPA

A supermarket, proximity and multichannel company

Well-defined value proposition and a consistent strategy supported by **6 strategic pillars**

STRATEGIC PILLARS



01
TOP LINE
02
NPS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG & CULTURE
GPA

VALUE PROPOSITION



Premium Formats
minuto
E-commerce
mini
COMPRE BEM
MERCADO extra
Mainstream Formats

NEW GPA

The project strategy implemented in 2022 supports management in a pragmatic way, focusing on concrete and measurable objectives.

STRATEGIC PILLARS



01
TOP LINE
02
NPS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE
GPA

1. TOP LINE	1. Top 50 Pão de Açúcar stores 2. Allies 3. Digital sales 4. In-store & online perishables 5. Efficiency in assortment/pricing 6. On-shelf availability
2. NPS	7. Points of attention in the NPS 8. Loyalty program 9. Innovation and digital transformation
3. DIGITAL	10. App 11. CRM
4. EXPANSION	12. Expansion 13. Reforms
5. PROFITABILITY	14. Commercial margin/sell-out model 15. Breakage 16. Productivity 17. Cash break-even 18. Sales of FIC credit cards
6. ESG & CULTURE	19. ESG Commitments 20. Culture

AGENDA

Time	Session
08:00 a.m.	REGISTRATION AND WELCOME COFFEE
08:30 a.m.	WELCOME MARCELO PIMENTEL
08:35 a.m.	GRUPO ÉXITO CARLOS MARIO GIRALDO
09:00 a.m.	OPENING MARCELO PIMENTEL
09:15 a.m.	**BRAND** CHRISTIANE CRUZ
09:30 a.m.	TOP LINE JOAQUIM SOUSA GERALDO MONTEIRO FREDERIC GARCIA
10:10 a.m.	COFFEE BREAK
10:30 a.m.	DIGITAL MARCELO RIZZI
10:50 a.m.	EXPANSION NATALIA INNOCENZI
11:05 a.m.	PROFITABILITY GUILLAUME GRAS
11:20 a.m.	ESG MIRELLA GOMIERO
11:35 a.m.	Q&A
12:30 p.m.	CLOSING

INVESTOR DAY GPA

BRAND

CHRISTIANE CRUZ, MARKETING DIRECTOR

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

Pão is the only large-scale value format in Brazil!

1st

First

- ✓ to offer organic products
- ✓ to sell online
- ✓ to create store pickup
- ✓ to develop a loyalty program
- ✓ to offer customized discounts
- ✓ Recognized by customers, with several awards received.



OS MAIS AMADOS DA
Veja São Paulo
SUPERMERCADO MAIS AMADO DE SP
sãopaulo
MELHOR SUPERMERCADO ONLINE DE SP
sãopaulo
MELHOR LOCAL PARA COMPRAR VINHOS EM SP
AS MARCAS MAIS VALIOSAS DO BRASIL
33ª MARCA MAIS VALIOSA DO BRASIL 1ª PRIMEIRA VAREJO ALIMENTAR
TOP10 BRASIL
iBest!
2021
MELHOR PROGRAMA DE FIDELIDADE
MARCAS
2021
ESTADÃO MARCAS MAIS
OS MAIS AMADOS DE SP
2022
MOST LOVED SUPERMARKET IN SP

Customer Focus
Relevant and customized relationship with consumers

In-depth customer insight, communication, customized benefits, delivered through our App and loyalty program



With Pão you live an experience your way



minuto
Pão de Açúcar
Pão de Açúcar fresh
Pão de Açúcar adega
Pão de Açúcar posto
Pão de Açúcar .com
Pão de Açúcar viva vinhos
Cliente mais
stix
CARD PÃO
Qualitá
taeq
NAS LOJAS
NO APP
NO SITE
NO WHATSAPP

Pão has a solid value proposition

Attract and retain AB customers by delivering the best shopping experience

Inspiring and nurturing moments of ***happiness***

PILLARS

Fresh

- Refresh of perishables
- Gastronomy
- QUALITY from the beginning


QUALIDADE
PÃO TEM

Well-being

- Healthiness platform
- Socio-environmental actions platform


Circuito de corridas
#CadaDia CONTA
Quando a gente
APOIA JUNTOS,
o pequeno
fica gigante.

Relationship

- Evolution of the relationship program
- Ensuring service experience


Só no App

TRANSVERSAL PREMISES

MUSICALITY

as a legacy maintenance point and emotional connection with the brand

INNOVATION

as a rescue of pioneering spirit, valuable in every initiative

DIVERSITY

as representativeness in communication and institutional projects



Pão de Açúcar

Pão de Açúcar and HAPPINESS

HAPPINESS BELONGS TO THE PEOPLE, BUT BREAD (*O PÃO*) IS THE MEANS THAT HELPS MAKE IT POSSIBLE.

- Happiness as purpose and point of connection with people
- Musical, striking communication
- Pioneer in the discussion on sustainability and conscious consumption
- Largest loyalty club in the food segment
- Tradition in online market sales










Felicidade pode ser você compor a nova música do Pão.

up to 2011	2011	2015	2015	2017	2018	2020
A PLACE OF HAPPY PEOPLE	WHAT MAKES YOU HAPPY?	SPECIALIST IN MAKING YOU HAPPY	SPECIALIST IN MAKING YOU HAPPY	IT'S SIMPLE TO BE HAPPY	HAPPINESS HAPPENS WHEN WE GET TOGETHER	HAPPINESS CAN BE

We were at the biggest music festival in the WORLD

22


FELICIDADE PODE SER
VER A MÚSICA
transformar o
MUNDO
Pão de Açúcar




FELICIDADE



VIDEO GILBERTO GIL

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

Our **fresh**



Muito mais frescor para você



A seção de frutas, verduras e legumes é o grande destaque da nossa loja e fica logo na entrada. Em volta, você encontra tudo o que precisa para complementar suas compras.

Uma hortinha para chamar de sua



Uma horta para você colher sua verdura fresquinha, direto do pé. Tudo sem agrotóxico, produzido sem desperdício.

Cortes de carnes do seu jeito



Atendimento com especialistas treinados em cortes de carnes para o dia a dia ou, se você precisar, cortes para churrasco e ocasiões especiais.

Peixe fresco todo dia



Temos uma variedade de peixes e frutos do mar frescos de espécies sustentáveis. Você também conta com um serviço especializado, que limpa e corta seu pescado do jeito que preferir.

Nossa padaria como você nunca viu



Encontre desde o clássico pão francês até pães rústicos feitos na própria loja, com fermentação lenta e natural, com a consultoria do padeiro francês Pascal Menard.

Pra Já e Pra Levar



Tudo preparado com muito capricho, na própria loja, e separado para você consumir na hora ou levar para casa. Tem produtos de rotisserie, frutas cortadas, sucos naturais e mais. E, em datas especiais como o Natal, você também pode encomendar sua ceia na Rotisserie.

Our fresh Platforms

CHURRASCO
DO PÃO
TUDO PARA O SEU CHURRASCO EM UM SÓ LUGAR


Mulheres Churrasqueiras

Our *fresh* Platforms

CHURRASCO DO PÃO
TUDO PARA O SEU CHURRASCO EM UM SÓ LUGAR


Mulheres Churrasqueiras

VIVER bem


Viver Bem


Circuito de
CORRIDA


Circuito de
CORRIDAS
Felicidade é sair para correr com você.




Circuito de
CORRIDAS
felicidadePODEser
VOLTAR A CORRER COM VOCÊ

+20k

Subscribers in 2022 (São Paulo, Rio de Janeiro, and Kids)



In addition to music, we resumed Pão RUNNING

RUNNING IS A WAY TO MAKE TANGIBLE AND REINFORCE THE BRAND'S PILLAR OF WELL-BEING

And we don't stop there!

We are the pioneering food retailers on TIKTOK

We are growing on social media and engaging more and more customers



1.7M
COMO ESCOLHE?
385.9K
Qualitá
SALGADO
160.8K
COMO ESCOLHE?
304.8K
RECICLE
IDEIAS
360K



164k Followers
25% Engagement

BRAND RECOGNITION

+4.8%

(segment average +2.8%)

AD REMINDER

+9.5%

(segment average +7.2%)

1.6MM Followers

440k Followers

86k Followers

Digital Managers
Engagement ~30%
Above average paid media and market average (22%)
10MM impressions
1,500 advertisement/month

We were pioneers and are recognized in the market for our LOYALTY program

PÃO DE AÇÚCAR AND PÃO DE AÇÚCAR MAIS THEY HAVE BEEN RECOGNIZED IN THE 2021 IBEST AWARD



Só no App
Pão de Açúcar mais
Baixe grátis.

+11MM clients registered in the program

Pão de Açúcar mais

We have a big goal for 2023: increase and retain our customer base
And PREMIUM customers are our main focus

Active customers identified in the *Programa Mais*

Frequency: **3.8 times**
Spend **2.3x more** than an unidentified customer

Active Customers in *Meu Desconto*

Frequency **7.6 times**
Spend **2.5x more and show 2x more frequency**

Customers registered with STIX

Frequency: **5.1 times**
Spend **1.4x more and show 1.34 more frequency**

Customers who have a FIC card

Frequency: **4.6 times**
Spend **1.2x more and show 1.2 more frequency**

Multichannel customers spend 2.3x more than identified

*Aug/Sep data from Power BI | Cockpit reports



Nov/22 **3rd consecutive month** of **growth** in the **PREMIUM CUSTOMER** base

Frequency: **9 times/month**

They Spend **4x more than an identified customer and have 5x more frequency**

There is also a greater participation of **categories that generate recurrence** in the brand, such as **FRUIT AND VEGETABLES, MEAT AND CLEANING**

Our cardholder base is strong

We seek to convert more PREMIUM customers with the card with the best value proposition on the market



Pão de Açúcar mais
Itaucard
5000 0000 0000 0000
Validade
00/00
MARIA F. OLIVEIRA

Evolution of gross sales for FIC customers:



8,9%
10,6%
11,9%
12,6%
13,0%
1Q22
2Q22
3Q22
out-22
nov-22



Itaucard
VISA

Pão de Açúcar Mais Card:

- ✓ + 500k active credit cards
- ✓ +500% growth in credit card base in the last year
- ✓ Premium client with our credit card spend +6% and shows +12% frequency

Your purchases become points that can be exchanged for miles or cashback, in addition to exclusive discounts



Casino

We are investing more and more in the OMNICANAL journey

WE HAD IMPROVEMENTS IN THE APP, AN OMNICHANNEL CAMPAIGN AND AN INNOVATIVE LIVE COMMERCE


HAPPY
birthday
NIVER DO PÃO, FESTA NO APP.

43% growth in App installs



And our Christmas is also multichannel!!

VIDEO NATAL

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

1st LIVE COMMERCE OF FOOD RETAIL IN BRAZIL



Pão de Açúcar
Live da Torcida
BLACK FRIDAY
TERÇA-FEIRA DIA 22/11 ÀS 17H
NO TUDOGOSTOSO.COM.BR
ANTECIPAMOS AS OFERTAS DA BLACK FRIDAY PRA VOCÊ. ASSISTA E APROVEITE!
APRESENTAÇÃO GABRIEL FRAZÃO
SHOW NOS INTERVALOS NEGRA LI

INNOVATION + TECHNOLOGY + CONTENT IN 45 MIN TO ANTICIPATE BLACK FRIDAY!

Streamed on the website

TUDOGOSTOSO

Largest revenue channel, with guaranteed audience and target adherence

- + 10,5MM IMPRESSIONS
- + 89K TOTAL VIEWS
- + 3K SIMULTANEOUS VIEWS
- + BUZZ ON THE SOCIAL NETWORKS

We have news on the way: a more EXCLUSIVE program for our best customers

Exclusive surprises

Invitation to exclusive events

Special conditions on the Pão credit card

Anticipated discounts

stix

STIX e exclusive prizes



PãodeAçúcar
Cliente mais

One of the great hits of Pão will return:

The collectibles!

And the new campaign already has a date to start...

Campaigns
STICKERS


JUNTOU&
TROCOU








LOUCOS
POR SELOS DE
DESCONTO

+89 MM of stickers distributed and
+ 800M prizes exchanged
in the first campaign in 2017

6 Campaigns in 4 years
Winner and high added value products



Cliente Mais
LOUCOS POR stix
JUNTE E GUARDE SEUS PONTOS STIX:
vem aí um prêmio digno de chef.
POLISHOP
CONFIRA A PARTIR DE 15 DE DEZEMBRO NO APP DO PÃO
BAIXE O APP DO PÃO E CADASTRE-SE NA STIX
Exclusivamente no período de 15/12/2022 a 31/03/2023 ou enquanto durarem os estoques. Cliente Mais, cadastrado na Stix, poderá adquirir um voucher de desconto da Polishop, para utilizar na compra de produtos da linha I-Chef Polishop (exceto linha I-chef Home), nas lojas físicas Polishop ou pelo site www.polishop.com.br. Sujeito à disponibilidade de estoque dos produtos participantes.

VIDEO Making off Fogaça

AGENDA

Time	Session
08:00 a.m.	REGISTRATION AND WELCOME COFFEE
08:30 a.m.	WELCOME MARCELO PIMENTEL
08:35 a.m.	GRUPO ÉXITO CARLOS MARIO GIRALDO
09:00 a.m.	OPENING MARCELO PIMENTEL
09:15 a.m.	BRAND CHRISTIANE CRUZ
09:30 a.m.	**TOP LINE** JOAQUIM SOUSA GERALDO MONTEIRO FREDERIC GARCIA
10:10 a.m.	COFFEE BREAK
10:30 a.m.	DIGITAL MARCELO RIZZI
10:50 a.m.	EXPANSION NATALIA INNOCENZI
11:05 a.m.	PROFITABILITY GUILLAUME GRAS
11:20 a.m.	ESG MIRELLA GOMIERO
11:35 a.m.	Q&A
12:30 p.m.	CLOSING

TOP LINE

BUSINESS STRATEGY

JOAQUIM SOUSA, CCO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

OUR FOCUS: CLIENT



NEW ORGANIZATION

- PERISHABLE
- PGC
- EXCLUSIVE BRANDS
- REGIONAL CELLS
- SUPPLY
- MARKETING
- PRICING
- TECHNICAL GRADUATION
- BUREAU NEGOTIATION
- DATA
- SAC

MAIN INITIATIVES

1. SPECIALIZATION OF PERISHABLES
2. TOTAL ASSORTMENT AND PRICING MANAGEMENT
3. REORGANIZATION OF THE SUPPLY CHAIN

INVESTOR DAY GPA

GPA alimentando sonhos e vidas



MAIN INITIATIVES

1. SPECIALIZATION OF PERISHABLES
2. TOTAL ASSORTMENT AND PRICING MANAGEMENT
3. REORGANIZATION OF THE SUPPLY CHAIN

PERISHABLES – AMBITION ON ALL BRANDS

In Store & Online: To become a reference company in perishables, recognized by the customer as the best purchase option, represented by improvement in the penetration rate, generating flow, loyalty and greater profitability for GPA


QUALIDADE & FRESCOR



TODAS AS CARNES

- To have the best Fruit and vegetables, and Meat products in the District
- To ensure the best perception of Quality and Services
- To be the best Digital perishables shopping experience
- To have the best perishables employees (EIROS), with 100% of the Operations team trained

PERISHABLES – REFRESH BASED ON THREE BIG PRIORITIES

The 3 priority strategic initiatives for 2023





1. Redefining The store **EXPERIENCE**

- The 3 pillars of preference: 1. Wide **Variety**, 2. 100% **Freshness**, 3. Differentiated **Experience!**
- A **distinctive** Fresh Value Proposition with a **focus on in-store Execution**, supported by Best in Class operating models!
- Our goal: 53% participation of the Perishables Cat. in total sales Brand

2. Winning the battle of **FRESH DIGITAL**

- **Wide Variety and 100% Freshness Online!** "The best of Pão de Açúcar whenever and wherever you want"
- **To win and secure the Customer's trust** with a flawless digital journey!
- Our goal: 35% participation of the Perishables Cat. Online in total E.com Brand sales


Açougue

3. To lead **ESG** trends

- To give more leading roles to the Brand's historical FRESH attributes: **Healthy** and **Sustainable**
- Strengthen the visibility of the **Taeq** (organic) brand and improve the production chain: **Quality from the beginning!**
- Our goal: 2% participation in Sales of the Taeq Brand

PERISHABLES VIDEO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas



MAIN INITIATIVES

1. SPECIALIZATION OF PERISHABLES
2. **TOTAL ASSORTMENT AND PRICING MANAGEMENT**
3. REORGANIZATION OF THE SUPPLY CHAIN

CATEGORIES MANAGEMENT - FOCUS ON ASSORTMENT AND PRICING

Purpose: to guarantee the ideal assortment, with product availability and adequate pricing level

WHAT DOES THE CUSTOMER SAY?

- Improved product variety perception;
- More competitive prices for everyday shopping items;

COMPETITIVE ENVIRONMENT:

- Wholesalers' growth in the A/B public;
- Specialists with greater appeal in perishables (Fruit and vegetables and Meat)

WHAT IS OUR PURPOSE?

- **To support sales and profitability growth in 2023/2024:**
  - 50% of forecasted PA sales growth;
  - Recovery of Market Share AS Brasil (Nielsen);
- **Positive impacts on commercial and logistics:**
  - To enhance commercial negotiation scale;
  - To optimize inventories with an adequate and standardized assortment



Category management – Work fronts in progress



CATEGORIES MANAGEMENT

ASSORTMENT

Revision of category roles and assortment sizing according to the trade receivables' shopping journey

EXHIBITION

Exhibition standardization through planograms according to category



CLUSTERING STORES

(Re)classification of stores according to:

- Premiumness level;
- Size;
- Regionality



PRICING

Adequacy of competitiveness according to:

- Category role (strategy);
- Impact of competition (distance and channel)



INVENTORY MANAGEMENT

- Optimization of the assortment in the sales area;
- Dead inventory reduction and cash flow improvement

WORK FOCUS:

- Correct assortment according to the store/customer profile and adequate pricing for the competing market;
- A fluid shopping journey consistent with Pão de Açucar's value proposition;
- Optimized and balanced inventories, avoiding stockouts and freeing up cash for the company

PRIVATE-LABEL BRANDS

Strengthening the value proposition, loyalty and differentiation

- Private-Label Brands continue to grow strongly in the market as a whole and **today represent around 23% of the group's sales**
- **89% of customers who enter the store consume some product from Private-Label Brands, with a frequency 2.5x higher**
- **Medium Ticket +14%** in customers who have Exclusive Brands in their cart

taeq

Proposal to **democratize healthiness** and deliver sustainability in practice
Largest exclusive **healthy food** brand in the country

cheftime

Option of **ready-to-eat meals**, in addition to **orders and special menus**

Casino

French brand of imported premium products, products more directed to the Pão de Açúcar brand

Qualitá

Commitment to **quality and lowest price guarantee**

finlandek

Our brand of decoration products, with quality and differentiated style, in an accessible way to the consumer

Club des Sommeliers

Option of **wines and sparkling wines with exclusive curation** and portfolio with more than 10 nationalities.


taeq
Alimentação saudável



MAIN INITIATIVES

1. SPECIALIZATION OF PERISHABLES
2. TOTAL ASSORTMENT AND PRICING MANAGEMENT
3. **REORGANIZATION OF THE SUPPLY CHAIN**

SUPPLY CHAIN: READJUSTMENT OF THE LOGISTICS NETWORK

With the structuring of the new network, the reorganization of processes and the stabilization of teams, we will have a good evolution in our logistics efficiency. This will allow for cost and working capital gains and greater customer satisfaction

- With the reduction in volume caused by the closure of the Hiper format, we implemented the new logistics network in **90 DAYS**:
  Demobilization and Mobilization of Operations!
- Closure of 4 Distribution Centers and downsizing of a further 4 DCs
- Location study confirmed that we are fiscally efficient
- **Reduction of days of inventory:** Improved turnover and efficiency and capital
- **96% Shelf Availability:** Presence of the product on the shelf for the end customer


Q4 2021
Q2 2022
52
23
- 4 CD's
65
552



SUPPLY CHAIN

Collaboration as a Profitability Lever: Collaboration is key to building an efficient supply chain

TOP LOG RELAUNCH

- Relaunch of Brazil's pioneering Retail-Industry relationship program
- *50 largest GPA suppliers

TOPLOG


GPA
TOPLOG
GPA
TOPLOG
TOPLOG

better service level

Less inventory

COLLABORATION
INFORMATION
TRANSPARENCY
COMMUNICATION


extra

BEST RESULTS

Lower cost/ESG

Less breakage

TOP LINE

OPERATIONS STRATEGY

GERALDO MONTEIRO, COO
SUPERMERCADOS

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

NEW GPA

A supermarket, proximity and multichannel company

STRATEGIC PILLARS


01
TOP LINE
02
NPS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE
GPA

VALUE PROPOSITION


Premium Formats
minuto
E-commerce
mini
COMPRE BEM
MERCADO extra
Mainstream Formats


MERCADO extra


COMPRE BEM
Feliz em ter você aqui

MERCADO EXTRA AND COMPRE BEM

MERCADO extra

COMPRE BEM SUPERMERCADOS

OUR STRENGTHS:

- Wide **ASSORTMENT** for all purchase moments with **8k to 11k PLU´s/Store**
- Average of **8 MM** tickets per **month**
- More than **1.2 MM** customers identified in the November base
- **Average basket of 9.5 items per ticket**
- **184 stores** in several states of Brazil: SP, RJ, CE, PE, PI and PB


COMPRE BEM


PEIXARIA



VALUE PROPOSITION

CONCEPT

- **Neighborhood Market (Mercado Extra)** and/or **Interior Regional Market (CompreBem)** Concept
- **Conversion: 11 Stores 2022 + TOP20 Stores: with Differentiated Operation** (with Customer Specialist and Store Revitalization)

ASSORTMENT

- **Complete Day-To Day** Assortment
- **Competitive** Prices **In The Supply Basket**
- Highlight for Perishables with perception of **Freshness** and **Quality**

SERVICE AND LOYALTY

- **Close and Friendly** Service for **Customer Loyalty** and **Increased Purchase Recurrence**
- **Relationship Program: *Clube Extra*** and ***Stix***, allowing Customer segmentation and customization

WE ARE STRENGTHENING THE TRUST RELATIONSHIP WITH OUR CUSTOMERS

We have made great progress in the NPS and we continue to strive for excellence


+20.5
points
jan/22
fev/22
mar/22
abr/22
mai/22
jun/22
jul/22
ago/22
set/22
out/22

OUR STRENGTHS

- Variety of Products and Brands
- Quality
- Service

WE ARE STRENGTHENING

- Queue Perception: Self Checkout
- Supply: Task engine to increase OSA (On Shelf Availability)

We are investing in the equation:

\+ WELL-DONE BASICS

\+ TECHNOLOGY = BETTER EXPERIENCE



PÃO DE AÇÚCAR


Pão de Açúcar

OUR STRENGHTS:

Wide **ASSORTMENT** for all purchase moments with **15k to 20k PLU´s/Store**

Average of **7.4 MM** tickets **per month**

More than **1.7 MM** customers identified in the November base

Average basket of 10.2 items per ticket

191 stores in different states of Brazil: SP, RJ, CE, DF, GO, MS, PI, PE, PB, BA, RN, SE and MG



VALUE PROPOSITION:

Pão de Açúcar

CONCEPT

- **Fresh Market** G7 Concept
- **Expansion and Conversion**: 13 conversions + 5 new stores = 18 new stores, forecasted 50 new stores by 2024

ASSORTMENT

- **Organic, Natural, Healthy,** ready-to-eat and easy-to-prepare products
- **Wide assortment:** from Mainstream to Differentiated and Exclusive

SERVICE AND LOYALTY

- **Specialized Service:** focused on the service level of the stores
- **Relationship Program:** Cliente Mais, Clientes Premium and Valiosos, STIX (reward program) allowing client segmentation and customization

WE ARE LEADERS IN FOOD E-COMMERCE, EXPLORING ALL SALE CHANNELS AND MODALITIES (Click Collect/1P/3P)

OUR PEOPLE AS PROTAGONISTS


taeq

we are more than **14,000** employees **ready** to **serve and delight our customers**

Supported by a Retail University and technical training teams that work to ensure service standards and differentials



FOCUS ON THE **BASICS WELL DONE** AS A PILLAR OF THE EXPERIENCE

OUR AMBITION:

EXPAND LEADERSHIP IN THE PREMIUM SEGMENT IN THE COUNTRY

G7 CONCEPT

Already implemented in 60% of Pão de Açúcar stores
113 stores Generation 7

DIFFERENTIALS:

- FLV with importance at the entrance of the store, with a focus on Freshness
- Bakery with a wide assortment of natural fermentation Special Bread
- Ready to eat food with a focus on Sushi
- Self Checkout (-queues and -frictions)
- More Fluid and Cozy Environment





+PROFITABILITY

+EXPERIENCE

TOP 30 STORES

Stores selected for greater sales elasticity and results
Soon we will be TOP 50

HIGHLIGHT VERSUS OTHER STORES:

- PERISHABLES: +5.9bps sales share
- BREAKAGES: -1bps versus other flagship stores
- NPS: +3.3 in Customer Service and +6 in Product Quality
- BREAK: average reduction of 0.3bps Reinforcement in services and care (Packer, Customer Specialist, Wine Specialist and Cheese Specialist)
- Resumption of events in the Store (Gatherings, Meeting with Customers)
- Tasting actions with formal calendar and industry support
- +Technology: Mobile POS (- frictions)

+ Leading Role for FRESH



WE ARE PIONEERS IN SEVERAL DIFFERENTIALS...



SERVICE STANDARD
Train the team for premium service



SERVICE WITH EXCELLENCE
Deliver differentiated, practical and specialist quality products



AUTOMATED ACTIVITIES
Optimize our task engine and make operation routines more productive

AMBITION: BUILD THE BEST SHOPPING EXPERIENCE



PRODUCT SPECIALISTS
Reinforce the concept of the Wine Specialist and the Cheese Specialist



CLIENT SPECIALIST
Having a person in the store who takes care of the customer flow and experience, ready to listen and solve their problems



SELF CHECKOUT
Increase its presence, making the operation more agile, reducing friction and queues..

GAINS IN PRODUCTIVITY: OPERATIONAL EXCELLENCE AND INVESTMENT IN SERVICES



PROCESSES
- *Mapping, Reviewing, and Redefining the added value of store processes*
- *Definition of the Supply and Store-Back model*
- *Increased 360º Multi-skill (among all sections)*



TRAINING
- *Definition of the Supply and Pricing Model*
- *Review and Training of the Service Standard by Banner*
- *Definition of the Best Practices Funnel and increase of the synergy between stores*



TECHNOLOGY
- *Implementation of the Supply and Pricing Task Engine in all stores*
- *Self-checkout: expand the scope in Mercado Extra*
- *Other Initiatives: Flexible Labor and reversible POS*

WE ARE STRENGTHENING THE TRUST RELATIONSHIP WITH OUR CUSTOMERS

We have made great progress in the NPS and we continue to strive for excellence

Pão de Açúcar



+18.4
points
jan/22
fev/22
mar/22
abr/22
mai/22
jun/22
jul/22
ago/22
set/22
out/22

OUR STRENGTHS

- Quality of Products
- Environment
- Service

WE ARE STRENGTHENING

- Queue Perception: Self Checkout, Packer, Mobile POS and Customer Specialist
- Supply: Task engine to increase OSA (On Shelf Availability)

We are investing in the equation:

+ WELL-DONE BASICS

+ TECHNOLOGY = BETTER EXPERIENCE



TOP LINE
Operations Strategy

Frederic Garcia, Proximity COO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

PROXIMITY

Socioeconomic perspectives and the competitive market corroborate the expansion strategy of proximity formats

SOCIODEMOGRAPHIC EVOLUTIONS

- Reduced size of homes: + smaller families, single people;
- Growth of urban life: + stress, less time available

NEW CONSUMPTION TRENDS

- Market growth of snacks, healthy products, and ready to eat; quick replenishment;
- Willingness to consume at any time (online sale + ultra convenience)

GROWTH OF NEW AREAS

- High flow areas: enormous potential for proximity retail – pass-through format;
- The willingness of real estate entrepreneurs to include a commercial activity

STRATEGIC RETAILERS

- A source of sales growth in a difficult consumption and sales context where the large stores (except wholesale) have difficulties









OUR STRENGTHS:

- **ASSORTMENT** for day-to-day replenishment, convenience and immediate consumption **4,500 /6,000 PLU's**
- Around **4 MM** tickets per month
- Around **150 thousand** clients identified **per month**
- The predominant mission is **REPLENISHMENT with 40% of the value and 46% of the tickets**
- **260 stores** in the main regions of São Paulo, Capital City, Santos, Campinas and Sorocaba


Açougue

VALUE PROPOSITION

IT SOLVES MY LIFE

minuto Pão de Açúcar

- Specialized Services: focused on the service level of the stores
- Relationship Programs: Cliente Mais, Premium and Valuable Clients, STIX (reward program) allowing client segmentation and personalization

ASSORTMENT

Pão de Açúcar fresh

- Entering stores with a limited sales area for PA and too large for Minuto Pão de Açúcar
- Take advantage of the strengths and know-how of Pão de Açúcar
- Combat the expansion of specialized competitors

WE EXIST TO MAKE PEOPLE'S DAY-TO-DAY LIFE EASIER

mini extra — Precisou, resolveu.

- Quality in what is essential
- For any time
- Without paying more for it

PROXIMITY

Ambitious expansion perspective with a very clear location assumption

TODAY

Located in SP and PE, the banners have **260 stores** (base Dec/22)



06
minuto
01
110
minuto
02
142
mini

EXPANSION

+250 stores until 2024



Expansion 2024
Expansion 2023
Expansion 2022
Active Stores 2021
+250 STORES UNTIL 2024
238
283
383
488
45
100
105
238
2021
2022
2023
2024









minuto

COFFEE BREAK

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

AGENDA

08:00 a.m.	**REGISTRATION AND WELCOME COFFEE**
08:30 a.m.	**WELCOME** MARCELO PIMENTEL
08:35 a.m.	**GRUPO ÉXITO** CARLOS MARIO GIRALDO
09:00 a.m.	**OPENING** MARCELO PIMENTEL
09:15 a.m.	**BRAND** CHRISTIANE CRUZ
09:30 a.m.	**TOP LINE** JOAQUIM SOUSA GERALDO MONTEIRO FREDERIC GARCIA
10:10 a.m.	**COFFEE BREAK**
10:30 a.m.	**DIGITAL** MARCELO RIZZI
10:50 a.m.	**EXPANSION** NATALIA INNOCENZI
11:05 a.m.	**PROFITABILITY** GUILLAUME GRAS
11:20 a.m.	**ESG** MIRELLA GOMIERO
11:35 a.m.	**Q&A**
12:30 p.m.	**CLOSING**

INVESTOR DAY GPA

GPA

DIGITAL
Digital Strategy

Marcelo Rizzi, CTO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

DIGITAL HIGHLIGHTS

+ than 200,000 orders per week

~30 million customers registered in the base

Biggest food delivery seller in Brazil
with close annual sales Of BRL 1.7 billion - 50% of e-commerce sales (1P)

MAU 1,8 million in Apps

+ 35k SKUs
registered in our own e-commerce

+ de 600 stores
with digital operation

70% of sales with *same day delivery*
(vs. 40%, 2 months ago)

+ 130 Start ups working at GPA ecosystem

85% of total sales identified
(off+on)

40% of sales *Clique and Collect*

60 million communications
per week *(emails, pushes, SMS)*



ONLINE STRATEGY

To be present with our brands wherever the customer is and wants to buy

- Fast delivery
- WhatsApp Sales
- Full Delivery
- Customized CRM
- Payment with STIX
- Online customer services
- FIC's special discounts
- Unique promotions
- Vertical of perishables
- Differentiated assortment
- No-attrition navegation
- Same Day Delivery

To be the the ***best shopping experience*** *on our 1P*

1P

PARTNERSHIPS

ifood, mercado livre, Rappi, Magalu, Cornershop

To be the ***best partner and the best option*** *in all the Marketplaces*

ENABLERS OF ONLINE STRATEGY

GPA ONLINE STRATEGY

Agility	Flexibility & Scalability	Customization	Differentiation & Innovation	Greater Control of the Customer Experience
Proprietary Technology	Own Developers	90% of Identified Sales	"Productization" of the IT Area	75% of Sales with Own Picking Operation

Enablers of Our Online Strategy

Actions in progress



1P

CUSTOMER EXPERIENCE IMPROVEMENT

- Improved navigation in the APP - relaunch of the APP with its own OMS entry by Jan/23
- Implementation of ultra convenience with the incorporation of the James logistics engine – delivery starting in 60 min already in 200 stores and 30 min pilot in 4 stores
- Extension of delivery times until 10:00 p.m. and on Sundays
- Payment on the website/app with STIX (Dec/22)
- After-sales service in the APP itself (1Q23)

OPERATION MONETIZATION

- Better commercial margin balance
- Optimization of ship-from-store operation: reduction in the number of stores that serve the same Zip Code with improvement in service level in stores


ifood

PARTNERSHIPS

NEW OPERATIONS

- Entering the operation with Shopee
- Expansion of the partnership with Magazine Luiza
- Entry to iFood Shopping

EXPANSION OF CURRENT OPERATIONS

- Increased capacity (pickers) in the ifood operation with improved productivity
- Acceleration of the Express operation (up to 30 min) with ifood in all Minuto and Mini Mercado stores

OUR AMBITION

Share of Digital Food Sales


+100%
10%
15%
20%
2022
2023 Ambition
2024 Ambition

BENEFITS

- **Promotes multi-channel behavior, filling the complete customer journey**
- Multichannel customers have an average monthly spend 3x higher than physical store customers
- **Flow generator for stores** on the Click and Collect operation (40% of e-commerce total sales)
- **100% identified purchase** – provides more insights into purchasing behavior
- **Source of attraction of new customers** and engine for capturing market share
- E-commerce operation has a **higher incremental result** than physical stores
- Ship from store operation **contributes to the dilution of fixed costs** of stores

TECHNOLOGICAL TRANSFORMATION

Stores + Online



1 EXPERIÊNCIA DO CLIENTE

- **Scan&Go via APP**
- **Face Payment**
- **Smart Cart**
- **Wine Sommelier**
- **Rotisserie Automation**
- **Mobile Customer Service**
- **Self-checkout**



2 EFICIÊNCIA OPERACIONAL

- **Customer Intelligence –** CDP
- **Logistics Operation –** WMS / TMS
- **Store Productivity –** Oracle Retail & Mobile GPR
- **Digital** – Ultra Convenience & OMS



3 AUMENTO DA CAPACIDADE DE TRANSFORMAÇÃO DIGITAL

- **Infrastructure Migration to Google Cloud**
- **Application modernization:**
- - Migrate legacy applications to packages
- - Rebuild strategic applications into microservices
- **Productization: delivery view for business indicators**

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. GRUPO ÉXITO
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. **EXPANSION**
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

INVESTOR DAY GPA

GPA

EXPANSION

Natalia Innocenzi, Expansion Director

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

VIDEO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

EXPANSION – 300 PLAN FOCUSED ON THE PROXIMITY FORMAT

300 new stores in 3 years

49 stores already opened in 2022[(1)]

27 stores are under construction right now

+24 new stores later this year

51 folders already approved for 2023



73
45
18
10
110
100
10
117
105
12
2022
2023
2024
Proximity
Pão de Açúcar
Mercado Extra

250 new Proximity stores

50 new supermarket stores[(2)]



minuto
Pão de Açúcar





(1) Until 11/30/2022; (2) It includes hypermarket conversions

EXPANSION STRATEGY – NEW STORES AND NEW CONCEPTS

- + Densification of São Paulo and metropolitan region
- + Capture of potential in large centers in the countryside of SP and Northeast
- High-quality points (fast maturation and performance)
- 500m: >4k habitant
>80%AB



The untapped potential heat map in the metropolitan region of São Paulo, 2022

- Cities with high untapped premium potential
- + Prioritization of regions with strong brand presence (densification)
- Promotion of strategic partnerships (partners, investors, and local owners)
- 1km: >15k hab
>80%AB



Pin map of cities with high premium potential, 2022


minuto
Pão de Açúcar





PILLARS AND INITIATIVES OF EXPANSION

STRUCTURING PROJECTS

Algorithms for sales forecasting

Point capture technology and pipeline management

Lean/six sigma in internal processes

STRONG GOVERNANCE

Robust process for point validation

Technical studies to minimize problems

Approval of folders in the steering committee

Process feedback

PARTNERSHIPS AND FUNDING

Partnerships with real estate players, funds

Expansion plan sharing with municipalities and community

EFFICIENCY IN PROJECTS

Standardization of projects

Optimization of quantity, types and equipment uses

Search for new suppliers

Application of new construction technologies

QUALIFIED TEAM

Dedicated cells for expansion

Skilled, engaged and delivery-focused professionals

STORES REFURBISHMENT AND RENOVATION

Pão de Açúcar

2022	Plan 1S 2023
+54 G7 stores ✓	68 G7 stores ✓

RESULTS (vs non-renovated stores)

- +3 p.p. in sales growth
- +1,5 p.p. in commercial margin
- +4 p.p. in perishables share



PANAMERICANA
obrigado
FLAMBOYANT

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. GRUPO ÉXITO
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. EXPANSION
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

INVESTOR DAY GPA

PROFITABILITY

Guillaume Gras, CFO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

PROFITABILITY

GPA's profitability recovery process focusing on 3 main P&L lines

1. Commercial Margin
- Negotiation with suppliers
- Increased participation in perishables
- Better balance of the Promotional Mix

2. Breakage
- Review of supply flow
- Assortment review
- Processes and Leadership
- In-store Operations

3. Expenses
- Readjustment of Headquarters Structure | IT | CD
- Store and DC productivity with new technologies
- Zero-Based Budgeting
- Dilution by expansion

Guidance: % Adjusted EBITDA on sales
8% to 9% by 2024



GPA 2022
Commercial Negotiations
Breakage
SG&A
New GPA 2024

COMMERCIAL MARGIN

Combination of initiatives articulating better negotiations with suppliers, more valuable product mix and optimization of promotional generosity

	INITIATIVES	PROGRESS
NEGOTIATIONS WITH SUPPLIERS	• New commercial conditions after the redefinition of the assortment • Increase contribution to the cost of supplying the DC to the store • Increased contribution to store renovations and openings with new growth-related bonuses	• Definition of target assortment, negotiation and implementation by the end of June/23: • 23% of capture with 780 suppliers already renegotiated • Increase of up to 200% in the contribution of suppliers on openings from 1Q23 onwards
MIX OF PERISHABLES	• Increase penetration from 48% to 53% • Refresh project • Perishables online • G7 roll-out	• Refresh implemented in all stores • Increase from 50% to 80% of the Perishable assortment available online since October/22 • 54 renovations carried out in 2022, totaling 113 stores, and potential for another 70 stores
BETTER BALANCE OF PROMOTIONAL MIX	• Reduce our promoshare considering: • Greater proximity and premium format exposure • Data intelligence for customized offers	• Reduction at the end of 2Q23 after assortment/pricing review • CDP project will allow better segmentation of the customer profile from 2Q23

BREAKAGE

Back to less than 2% level, working through each step of the goods flow

	INITIATIVES	PROGRESS
ASSORTMENT	• Removal of products with low turnover and high level of breakage	• Perishables: completed in 4Q22 • PGC: 1Q23
SUPPLY	• In-store presentation stock review • Minimum order review • Increased supplier service level to increase product shelf-life	• Completed in 4Q22
PROCESSES AND LEADERSHIP	• Technical training on perishables management • New control tool to anticipate product expiration • Variable remuneration on breakage	• Training carried out at Açougue and FLV with 1Q23 forecast for Bakery, Rotisserie and Fish Market • Tool implemented in 4Q22 • Compensation pilot launched for 30 stores with roll-out potential in 2Q23
IN-STORE OPERATIONS	• Dedicated team in the store to prevent losses • Security equipment to prevent theft • Reinforcement of rotating inventories to ensure inventory reliability	• Team implemented in 160 stores; potential +160 in 2Q23 • New equipment in 100 stores; potential +100 in 2Q23 • 2Q23 implementation after installing Monet ERP tool

COSTS AND EXPENSES

Reduce the weight of our SG&A by readjusting the structure, productivity, greater efficiency in expense management and dilution by expansion

	INITIATIVES	PROGRESS AND EXPECTED GAINS
READJUSTMENT OF THE STRUCTURE HEADQUARTERS | IT | CDS	• Resizing of teams in the corporate scope • IT infrastructure migration with Move to Cloud project • Size reduction of 4 CD's	• 20% reduction of personnel expenses, with 80% captured in 2022 and 100% in 1Q23 • Migration in 24 months from Sep/22, with annual savings of 20mr$ as of 2023 • Commercialization of the surplus area in progress
PRODUCTIVITY WITH NEW TECHNOLOGIES	• Self-checkout roll-out in supermarket format • Versatility training in store (100%) • Implementation of WMS & TMS Manhattan in 2023	• Penetration of self-checkout stores from 30% in 2021 to 80% in 2022 • 10% of supermarket tickets traded for versatility • Implemented in regional DCs, SP 2Q23 roll-out with 15% productivity gain from 2024
ZERO-BASED BUDGETING	• Scope: all expenses except personnel, rent and depreciation (approx. 2.5bn) • Work on need, process efficiency and dispersion of execution of each expense	• Implementation phase from October/22 to February/23 • Expected gain: 5% reduction of the 2022 base, with 75% to be captured in 2023
DILUTION BY EXPANSION	• +300 Supermarket and Proximity stores between 2022 and 2024	• Incremental sales with the launched of new stores: 73 (2022), 110 (2023) and 117 (2024)

AGENDA

08:00 a.m. REGISTRATION AND WELCOME COFFEE

08:30 a.m. WELCOME
MARCELO PIMENTEL

08:35 a.m. GRUPO ÉXITO
CARLOS MARIO GIRALDO

09:00 a.m. OPENING
MARCELO PIMENTEL

09:15 a.m. BRAND
CHRISTIANE CRUZ

09:30 a.m. TOP LINE
JOAQUIM SOUSA
GERALDO MONTEIRO
FREDERIC GARCIA

10:10 a.m. COFFEE BREAK

10:30 a.m. DIGITAL
MARCELO RIZZI

10:50 a.m. EXPANSION
NATALIA INNOCENZI

11:05 a.m. PROFITABILITY
GUILLAUME GRAS

11:20 a.m. ESG
MIRELLA GOMIERO

11:35 a.m. Q&A

12:30 p.m. CLOSING

ESG

Mirella Gomiero, CHRO & Sustainability

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

Sustainability Strategy

Sustainability is part of our business strategy and we are committed to constructing a new social, environmental, and governance agenda for a more inclusive and sustainable society

Social impact and promotion of opportunities

- To be a mobilizing agent for promoting more inclusive and fair opportunities for all.

Transformation in the value chain

- To co-build value chains committed to the environment, people, and animal welfare.

Fight against climate change

- Fighting against climate change, innovating and improving the environmental management of our businesses.

Promotion of diversity and inclusion

- To be a reference company that promotes diversity, inclusion, and sustainability among our employees.

Commitment to Ethics and Transparency

- To consolidate social, environmental, and governance practices in our business model and ensure ethics and transparency in the relationship with our stakeholders.

Access and find out more about our Policies

Check out our goals related to these topics

DIVERSITY AT GPA*

Great Place To Work® Certificada Jun/2022 - Jun/2023 BRASIL

+ 38 thousand employees

- 48% men
- 52% women

Women in Leadership positions

- 37% women leaders (managers and higher titles)
- 2025: 40% women in leadership positions (managers and higher titles)

1,608 People with disabilities

1,602 Young Apprentices

Black Employees**

- 55% black
- 2021: 50% black employees

Black People in Leadership positions

- 41% Black men and women leaders (managers and higher titles)

Age Range of Employees

- 49% between 30 and 50 years
- 12% more than 50 years
- 39% under 30 years


#EstamosJuntas!


DESENVOLVIMENTO
NEGROS
NEGRAS

LEADERSHIP PROGRAMS: Programa de Desenvolvimento para Mulheres — Capacitando Futuras Líderes; Programa de Desenvolvimento para Negros e Negras

AFFINITY GROUPS: MADIBA; orgulho LGBTQIA+; equidade de GÊNEROS

*Data referring to Oct/22 / **Black and brown

INVESTOR DAY GPA

GPA

FIGHT AGAINST CLIMATE CHANGE

Fighting against climate change, innovating and improving the environmental management of our businesses.

GREENHOUSE EFFECT GASES (GHG) – scope 1 and 2

-40.9% reduction in emissions (base 2015)*

2030: 38% reduction (Scopes 1 and 2) of GHG emissions (base 2015)

ELECTRICITY CONSUMPTION – scope 2

96% of medium voltage energy consumption comes from Mercado Livre*

2024: 100% of medium voltage energy consumption comes from the Open Market

PACKAGING – scope 3

31% of packages in line with the commitment*

2030: 100% of Private-Label Brands packaging recyclable, reusable and/or biodegradable

DONATIONS OF FRUIT AND VEGETABLES – scope 3

Without aesthetic conditions for sale, but suitable for consumption.

93% participating stores and more than **1,760** tons donated*

2023: 100% of stores in the Partnership Against Waste Program


Eco-efficiency in equipment
Electric vehicles
Recycling Stations

*Accumulated until October/2022

RESPONSIBLE VALUE CHAINS FOR MORE CONSCIOUS SUPPLY AND CONSUMPTION



ANIMAL WELFARE

EGGS: 100% cage-free private-label brands eggs by 2025 and all brands by 2028
- **Status Oct/22: 39.4%**

PORK: 100% of pork products considering animal welfare in production by 2028

CHICKEN: 100% of products considering animal welfare in production by 2028

BEEF: 100% of suppliers with Animal Welfare Policies by 2025

DECENT WORKING CONDITIONS

100% of private-label brands product plants audited by the ICS methodology (working conditions)
> Status Oct/22: 90%

RESPONSIBLE USE OF BIODIVERSITY

Fish species Diversification project (*Olho de Boi, Carapau, Xaréu, Sororoca, Pargo-Rosa*, etc.)



FIGHTING DEFORESTATION

100% of the meat suppliers adhere to the Social and Environmental Policy for the Purchase of Beef
> Status Oct/22: 100%

100% palm oil in private-label brands products with traceable origin and certification (international origin)
> Status Oct/22: 90.5%



SUPPORT FOR SMALL PRODUCERS

***CARAS DO BRASIL* (FACES OF BRAZIL):** Socioeconomic incentive program for small producers

***HORTA SOCIAL URBANA* (URBAN SOCIAL VEGETABLE GARDEN):** Sale of vegetables produced through a social development project for homeless people, in partnership with the NGO ARCAH

SOCIAL IMPACT AND PROMOTION OF OPPORTUNITIES

To be a mobilizing agent for promoting more inclusive and fair opportunities for all

INSTITUTO GPA



FOOD
To support the fight against hunger and food waste





WORK
Professional qualification and support for income generation

SOCIAL ENGAGEMENT
To contribute with transformative actions


CCInter

SOCIAL PRODUCTS


horta social urbana
CASTANHA DE CAJU

+ 390 direct beneficiaries and **2,430** indirect beneficiaries

+ 300 partner social organizations

+ R$3.3 MM invested in projects

COMMITMENTS TO ETHICS AND TRANSPARENCY

To consolidate social, environmental, and governance practices in our business model and ensure ethics and transparency in the relationship with our stakeholders.

INDEX AND AWARDS

- ✓ **The company was selected for the 18th ISE Portfolio (Corporate Sustainability Index) of B3 (2022)**
- ✓ **Since 2011, we have been part of B3's Carbon Efficient Index (ICO2)**
- ✓ Highlighted in the 8th edition of **MERCO ESG (Corporate Reputation Business Monitor).** 2nd place in the retail sector ESG ranking and 9th place in the Most Responsible Companies to the Environment category, also among the 20 best-placed companies in the General ESG Ranking
- ✓ GPA is part of the select list of only 13 Brazilian companies – being the only retailer– to make up the **2022 Bloomberg Gender-Equality Index (GEI)**
- ✓ GPA was recognized in the **Best Companies in Diversity Practices and Actions award, promoted by the Business Initiative for Race Equality (IERE)**, in the Rise of Black Professionals category for our Black Development Program
- ✓ GPA was recognized in second place in the Recruitment category in the 3rd **Corporate Race Equity Index**, carried out by the Business Initiative for Race Equality

GOVERNANCE IN SUSTAINABILITY

- ✓ We have a **Sustainability and Diversity Committee**, which advises the Board of Directors, and aims to ensure the adoption of best sustainability practices by GPA and its businesses, encouraging discussions on sustainable development policies and initiatives, monitoring key ESG indicators, and evaluating policies and practices on critical high-impact issues
- ✓ Since 2016, our employees (eligible positions) have had **annual targets, which affect their variable compensation, related to sustainability and diversity topics:** reducing carbon dioxide emissions and the number of women in leadership positions (managers and above)

COMMITMENTS TO ETHICS AND TRANSPARENCY

Pacts and associations

+Mulher 360
abvtex associação brasileira do varejo têxtil
akatu Consumo consciente para um futuro sustentável.
ONU MULHERES Entidade das Nações Unidas para a Igualdade de Gênero e o Empoderamento das Mulheres
BOI NA LINHA
COALIZÃO BRASIL CLIMA FLORESTAS E AGRICULTURA
COALIZÃO EMPRESARIAL PARA EQUIDADE RACIAL E DE GÊNERO
COALIZÃO EMPRESARIAL PELO FIM DA VIOLÊNCIA CONTRA MULHERES E MENINAS
FÓRUM DE EMPRESAS E DIREITOS LGBT+
green eletron
GTFI Grupo de Trabalho dos Fornecedores Indiretos
GTPS Grupo de Trabalho da Pecuária Sustentável
ics
imaflora
INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL
InPACTO
INSTITUTO ETHOS
mover
PACTO NACIONAL
TODOS à mesa
ACORDO AMBIENTAL SÃO PAULO
GIFE
PARTNERSHIP FOR GLOBAL LGBTI EQUALITY
Rede Empresarial de Inclusão Social
The Consumer Goods FORUM
THE UNSTEREOTYPE ALLIANCE
MOVIMENTO AR
UN GLOBAL COMPACT
FÓRUM GERAÇÕES E FUTURO DO TRABALHO

Follow our projects and initiatives at:

GPA	Instituto GPA
https://www.gpabr.com/sustentabilidade/	www.institutogpa.org.br
www.linkedin.com/company/gpabr	www.facebook.com/institutogpa
gpabr	Instituto GPA
@gpalabs	@instituto_gpa

Q&A

CLOSING

Marcelo Pimentel, CEO

INVESTOR DAY GPA

GPA alimentando sonhos e vidas

The turnaround plan already started

The turnaround plan already showing positive results

- New leadership arrived at the company with **challenging levels of operations**
- **Keeping an eye on the NPS** in all banners and at all levels puts us on the **right track to becoming the best**
- **The already glimpsed positive post-transaction trend of hypermarkets** (dyssynergies affected logistics and breakages)
- New governance with **6 strategic pillars and 20 projects** implemented to promote focus and more efficiency
- **Optimization of the digital business**, in progress to promote sustainable growth
- **G&A reductions are in progress**, with a forecast reduction of at least R$250 million
- Initial efforts have already managed to **reverse the trend of loss of market share** in September/22
- A well-defined value proposition for the Minuto Pão de Açúcar stores **will lead us to an ambitious expansion plan**

NEW GPA

STRATEGIC PILLARS



01
TOP LINE
02
NPS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE
GPA
alimentando
sonhos e vidas

INVESTOR DAY GPA

THANK YOU!

GPA alimentando sonhos e vidas